UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended March 31, 2012.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2012

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2012

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance, (ii) our belief that our liquidity has not been materially impacted by the current credit environment and (iii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2012 (our “2011 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2011 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2011 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2011 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2011 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	March 31,
	2012	2011
Revenues:
Lease rental income	$87,888	$72,359
Management fees	6,801	7,684
Trading container sales proceeds	11,537	4,765
Gains on sale of containers, net	11,289	6,394

Total revenues	117,515	91,202

Operating expenses:
Direct container expense	6,060	3,958
Cost of trading containers sold	10,002	4,166
Depreciation expense	21,580	18,866
Amortization expense	1,306	1,758
General and administrative expense	5,723	6,198
Short-term incentive compensation expense	992	959
Long-term incentive compensation expense	2,154	1,736
Bad debt expense, net	1,718	136

Total operating expenses	49,535	37,777

Income from operations	67,980	53,425

Other income (expense):
Interest expense	(14,719)	(7,523)
Interest income	28	7
Realized losses on interest rate swaps and caps, net	(2,550)	(2,642)
Unrealized gains on interest rate swaps and caps, net	1,048	2,211
Other, net	(1)	(51)

Net other expense	(16,194)	(7,998)

Income before income tax and noncontrolling interest	51,786	45,427
Income tax expense	(2,323)	(2,614)

Net income	49,463	42,813
Less: Net loss (income) attributable to the noncontrolling interest	447	(5,623)

Net income attributable to Textainer Group Holdings Limited common shareholders	$49,910	$37,190

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.01	$0.76
Diluted	$0.99	$0.75
Weighted average shares outstanding (in thousands):
Basic	49,425	48,660
Diluted	50,384	49,892
Other comprehensive income:
Foreign currency translation adjustments	77	82

Comprehensive income	49,540	42,895
Less: Comprehensive loss (income) attributable to the noncontrolling interest	447	(5,623)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$49,987	$37,272

See accompanying notes to condensed consolidated financial statements

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2012 and December 31, 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$76,426	$74,816
Accounts receivable, net of allowance for doubtful accounts of $9,555 and $7,840 in 2012 and 2011, respectively	83,779	86,428
Net investment in direct financing and sales-type leases	25,668	25,075
Trading containers	8,716	12,970
Containers held for sale	10,757	7,832
Prepaid expenses	11,064	10,243
Deferred taxes	2,453	2,443

Total current assets	218,863	219,807
Restricted cash	70,969	45,858
Containers, net of accumulated depreciation of $395,977 and $377,731 at 2012 and 2011, respectively	2,018,866	1,903,855
Net investment in direct financing and sales-type leases	83,503	85,121
Fixed assets, net of accumulated depreciation of $8,856 and $9,027 at 2012 and 2011, respectively	1,654	1,717
Intangible assets, net of accumulated amortization of $32,251 and $33,340 at 2012 and 2011, respectively	45,402	46,675
Other assets	7,606	7,171

Total assets	$2,446,863	$2,310,204

Liabilities and Equity
Current liabilities:
Accounts payable	$3,280	$2,616
Accrued expenses	8,760	18,491
Container contracts payable	76,329	25,510
Deferred revenue	4,441	6,245
Due to owners, net	13,863	15,812
Secured debt facility	62,452	41,035
Bonds payable	91,500	91,500

Total current liabilities	260,625	201,209
Revolving credit facilities	202,285	133,047
Secured debt facility	770,245	779,383
Bonds payable	441,584	464,226
Deferred revenue	347	1,136
Interest rate swaps and caps	15,062	16,110
Income tax payable	23,639	22,729
Deferred taxes	6,715	7,438

Total liabilities	1,720,502	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 49,530,473 and 48,951,114 at 2012 and 2011, respectively	495	490
Additional paid-in capital	163,146	154,460
Accumulated other comprehensive loss	49	(28)
Retained earnings	560,528	528,906

Total Textainer Group Holdings Limited shareholders’ equity	724,218	683,828
Noncontrolling interest	2,143	1,098

Total equity	726,361	684,926

Total liabilities and equity	$2,446,863	$2,310,204

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$49,463	$42,813

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	21,580	18,866
Bad debt expense, net	1,718	136
Unrealized gains on interest rate swaps and caps, net	(1,048)	(2,211)
Amortization of debt issuance costs	2,418	1,750
Amortization of intangible assets	1,306	1,758
Amortization of acquired net below-market leases	(33)	(151)
Amortization of deferred revenue	(2,404)	(1,687)
Amortization of unearned income on direct financing and sales-type leases	(2,861)	(1,920)
Gains on sale of containers, net	(11,289)	(6,394)
Share-based compensation expense	2,510	1,842
Changes in operating assets and liabilities	(8,453)	(10,862)

Total adjustments	3,444	1,127

Net cash provided by operating activities	52,907	43,940

Cash flows from investing activities:
Purchase of containers and fixed assets	(105,496)	(129,919)
Proceeds from sale of containers and fixed assets	23,229	14,706
Receipt of principal payments on direct financing and sales-type leases	8,808	7,035

Net cash used in investing activities	(73,459)	(108,178)

Cash flows from financing activities:
Proceeds from revolving credit facilities	69,630	55,000
Principal payments on revolving credit facilities	(392)	(40,000)
Proceeds from secured debt facility	12,000	142,500
Principal payments on secured debt facility	—	(31,000)
Principal payments on bonds payable	(22,875)	(12,875)
Increase in restricted cash	(25,111)	(9,438)
Debt issuance costs	(552)	(1,058)
Issuance of common shares upon exercise of share options	3,344	4,849
Excess tax benefit from share-based compensation awards	2,837	3,182
Capital contributions from noncontrolling interest	1,492	—
Dividends paid	(18,288)	(14,115)

Net cash provided by financing activities	22,085	97,045

Effect of exchange rate changes	77	82

Net increase in cash and cash equivalents	1,610	32,889
Cash and cash equivalents, beginning of the year	74,816	57,081

Cash and cash equivalents, end of period	$76,426	$89,970

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2012	2011
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest and realized losses on interest rate swaps and caps, net	$14,817	$8,301
Net income taxes paid (refunded)	$54	$(29)
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$50,819	$30,258
Containers placed in direct financing and sales-type leases	$20,885	$11,308

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 6 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on March 15, 2012.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of March 31, 2012, and the Company’s consolidated results of operations for the three months ended March 31, 2012 and 2011 and the consolidated cash flows for the three months ended March 31, 2012 and 2011. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2012.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), was formed between the Company’s wholly owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $425,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 5 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments”). Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, the Company’s wholly owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

Based on the combined design and provisions of TW’s members, credit and management agreements, the Company has determined that TW is a Variable Interest Entity (“VIE”) and that the Company is the primary beneficiary of TW by virtue of its role as manager of the vehicle and its equity ownership in the entity. An entity is the primary beneficiary of a VIE if it meets both of the following criteria:

•	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

•	The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be potentially significant to the VIE.

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheet and the net income (loss) attributable to its operations is included in net income (loss) attributable to noncontrolling interest on the Company’s consolidated statement of income.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 7 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The changes in the carrying amount of intangible assets during the three months ended March 31, 2012 are as follows:

Balance as of December 31, 2011	$46,675
Amortization of step acquisition adjustment related to lease contracts (1)	33
Amortization expense	(1,306)

Balance as of March 31, 2012	$45,402

(1)	Represents amortization of a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchase of 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts on the date of acquisition and the related amortization is included in lease rental income in the accompanying condensed consolidated statements of comprehensive income.

The following is a schedule, by year, of future amortization of intangible assets as of March 31, 2012:

Twelve months ending March 31:
2013	$5,404
2014	5,648
2015	5,704
2016	5,294
2017 and thereafter	23,352

Total future amortization of intangible assets	$45,402

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in container resale prices over the last few years as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense on July 1, 2011. The effect of this change for the three months ended March 31, 2012 was a reduction in depreciation expense of $2,134 ($2,080 after tax or $0.04 per diluted share for the three months ended March 31, 2012). Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, substantially all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended March 31, 2012 and 2011, $2,218 (or 36.6%) and $1,497 (or 37.8%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three months ended March 31, 2012 and 2011, the Company’s direct container expenses were paid in 18 and 17 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 12.5% and 11.6% of the Company’s lease rental income for the three months ended March 31, 2012 and 2011, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 19.4% and 20.6% of the Company’s accounts receivable, net as of March 31, 2012 and December 31, 2011, respectively.

(j)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(k)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(l)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(m)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three months ended March 31, 2012 and 2011 of 324,552 and 152,693, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

All amounts in thousands, except Net income attributable to Textainer Group Holdings Limited common shareholders per common share

	Three Months Ended March 31,
	2012	2011
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders- basic and diluted EPS	$49,910	$37,190
Denominator:
Weighted average common shares outstanding - basic	49,425	48,660
Dilutive share options and restricted share units	959	1,232

Weighted average common shares outstanding - diluted	50,384	49,892

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.01	$0.76
Diluted	$0.99	$0.75

(n)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2012
Liabilities
Interest rate swaps and caps	$—	$15,062	$—

Total	$—	$15,062	$—

December 31, 2011
Liabilities
Interest rate swaps and caps	$—	$16,110	$—

Total	$—	$16,110	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of March 31, 2012 and December 31, 2011:

	Quoted Prices in Active Markets for Identical	Significant Other Observable	Significant Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2012
Assets
Containers held for sale (1)	$—	$271	$—

Total	$—	$271	$—

December 31, 2011
Assets
Containers held for sale (1)	$—	$173	$—

Total	$—	$173	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers held for sale to their estimated fair value less cost to sell. The Company recorded impairments during the three months ended March 31, 2012 and 2011 of $114 and $358, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company measures the fair value of its $862,447 notional amount of interest rate swaps and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap and cap agreements had a net fair value liability of $15,062 and $16,110 as of March 31, 2012 and December 31, 2011, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $96 and $134 as of March 31, 2012 and December 31, 2011, respectively. The change in fair value for the three months ended March 31, 2012 and 2011 of $1,048 and $2,211, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

The Company calculates the fair value of its cash and cash equivalents and restricted cash using observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1). The Company calculates the fair value of its net investment in direct financing leases and debt using unobservable inputs that reflect its own assumptions (Level 3) and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. At March 31, 2012 and December 31, 2011, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $99,139 and $106,948 at March 31, 2012 and December 31, 2011, respectively, compared to a book value of $109,171 and $110,196 at March 31, 2012 and December 31, 2011, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $1,570,260 and $1,483,150 at March 31, 2012 and December 31, 2011, respectively, compared to a book value of $1,568,066 and $1,509,191 at March 31, 2012 and December 31, 2011, respectively.

(o)	Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective for interim and annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, which had no effect on the Company’s consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. Accordingly, the Company adopted ASU 2011-05 on January 1, 2012.

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2012 and 2011 were as follows:

	Three Months Ended March 31,
	2012	2011
Fees from affiliated owners	$1,448	$1,162
Fees from unaffiliated owners	4,859	6,042

Fees from owners	6,307	7,204
Other fees	494	480

Total management fees	$6,801	$7,684

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2012 and December 31, 2011 consisted of the following:

	March 31, 2012	December 31, 2011
Affiliated owners	$500	$919
Unaffiliated owners	13,363	14,893

Total due to owners, net	$13,863	$15,812

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(4)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 52,053 and 56,857 containers under direct financing and sales-type leases as of March 31, 2012 and December 31, 2011, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the consolidated balance sheets as of March 31, 2012 and December 31, 2011 were as follows:

	March 31, 2012	December 31, 2011
Future minimum lease payments receivable	$120,651	$122,349
Residual value of containers on sales-type leases	9,144	11,032
Less unearned income	(20,624)	(23,185)

Net investment in direct financing and sales-type leases	$109,171	$110,196

Amounts due within one year	$25,668	$25,075
Amounts due beyond one year	83,503	85,121

Net investment in direct financing and sales-type leases	$109,171	$110,196

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of March 31, 2012, the aging would be as follows:

1-30 days past due	$27,239
31-60 days past due	2,885
61-90 days past due	9,925
Greater than 90 days past due	10,164

Total past due	50,213
Current	70,438

Total future minumum lease payments	$120,651

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the three months ended March 31, 2012 are as follows:

Balance as of December 31, 2011	$—
Additions charged to expense	612
Write-offs	—

Balance as of March 31, 2012	$612

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of March 31, 2012:

Year ending March 31:
2013	$33,188
2014	28,571
2015	24,713
2016	21,337
2017 and thereafter	12,842

Total future minimum lease payments receivable	$120,651

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $2,757 and $1,907 for the three months ended March 31, 2012 and 2011, respectively.

(5)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2012 and December 31, 2011:

	March 31, 2012	December 31, 2011
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
TL Revolving Credit Facility, weighted average variable interest at 1.33% and 1.53% at March 31, 2012 and December 31, 2011, respectively	$189,000	$125,000
TW Revolving Credit Facility, weighted average variable interest at 2.99% and 3.02% at March 31, 2012 and December 31, 2011, respectively	13,285	8,047
2005-1 Bonds, variable interest at 0.77% and 0.81% at March 31, 2012 and December 31, 2011, respectively	163,084	175,726
2011-1 Bonds, fixed interest at 4.70%	370,000	380,000
Secured Debt Facility, weighted average variable interest at 2.97% and 3.03% at March 31, 2012 and December 31, 2011, respectively	832,697	820,418

Total debt obligations	$1,568,066	$1,509,191

Amount due within one year	$153,952	$132,535

Revolving Credit Facilities

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

facility) (the “TL Credit Facility”). The TL Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the TL Credit Facility at March 31, 2012 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the TL Credit Facility was $189,000 and $125,000 as of March 31, 2012 and December 31, 2011, respectively. The Company had no outstanding letters of credit under the TL Credit Facility as of March 31, 2012 and December 31, 2011.

The TL Credit Facility is secured by the Company’s containers and under the terms of the TL Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Credit Facility, as limited by the Company’s borrowing base, was $16,000 as of March 31, 2012.

TGH acts as a guarantor of the TL Credit Facility. The TL Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at March 31, 2012. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

The Company’s joint venture, TW, is party to a credit agreement, dated as of August 5, 2011, with certain lenders and WFS, as administrative agent for the lenders, which provides for a revolving credit facility with an aggregate commitment amount of up to $425,000 (the “TW Credit Facility”). The TW Credit Facility provides for payment of interest, payable monthly in arrears, during its term beginning on its inception date through its maturity date, August 5, 2024. Interest on the outstanding amount due under the TW Credit Facility is based on LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the TW Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Credit Facility, which is payable monthly in arrears. TW is required to make principal payment on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Credit Facility was $13,285 as of March 31, 2012.

The TW Credit Facility is secured by TW’s containers and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Credit Facility, as limited by TW’s borrowing base, was $0 as of March 31, 2012.

The TW Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $16,526 as of March 31, 2012. The TW Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at March 31, 2012.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at March 31, 2012 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at March 31, 2012 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

At March 31, 2012, the Company’s primary ongoing container financing requirements were funded by revolving notes issued by TMCL (the “Secured Debt Facility”), which provided a total commitment in the amount of $850,000. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $0 as of March 31, 2012. The Secured Debt Facility provided for payments of interest only during the period from its inception through June 29, 2012 (the Conversion Date as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility), with a provision for the Secured Debt Facility to amortize over a 10-year period, but not to exceed the maximum term of a 15-year period, beginning on the Conversion Date. The interest rate on the Secured Debt Facility at March 31, 2012, payable monthly in arrears, was LIBOR plus 2.75%. There was also a commitment fee on the unused portion of the Secured Debt Facility, payable in arrears, of 0.75% if total borrowings under the Secured Debt Facility equaled 50% or more of the total commitment or 1.00% if total borrowings were less than 50% of the total commitment.

In May 2012, Textainer Marine Containers II Limited (“TMCL II”), a new asset owning subsidiary wholly owned by TL, entered into a securitization facility (“TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and acquired a portion of containers owned by TMCL. TMCL used the proceeds it received from TMCL II for the containers to terminate its Secured Debt Facility. The TMCL II Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (currently set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility will partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which is payable monthly in arrears. If the TMCL II Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate will increase based on pre-agreed terms during the five year period that follows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Under the terms of the 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $2,010,722 as of March 31, 2012. The 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL and TGH’s container management subsidiary believe that they were in compliance at March 31, 2012. The TMCL II Secured Debt Facility has an Asset Base and restrictive covenants similar to the Secured Debt Facility it replaced.

At March 31, 2012, TMCL had a commitment letter (the “Commitment”) issued by a bank to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the Conversion Date of the Secured Debt Facility if the Secured Debt Facility was not refinanced or terminated on or prior to the Conversion Date. The purpose of the Commitment was to maintain TMCL’s current credit ratings on the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility. The purpose of the Letter of Credit is to supplement the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the Letter of Credit, payable monthly in arrears, would be LIBOR plus 5.50% to 6.50% per annum for the five-year period following the Conversion Date and LIBOR plus 11.50% per annum thereafter. There was also a commitment fee of $500, which was paid in full upon issuance of the Commitment on February 3, 2012, and an unused fee on the Commitment, payable in arrears, of 0.25% per annum, from February 3, 2012 through the Conversion Date and 0.625% per annum thereafter. The Commitment was terminated on May 1, 2012 and the Letter of Credit was never issued.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”), at a discount of $50, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at issuance, and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to the payment date occurring in April 15, 2014. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of its Secured Debt Facility, and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule by year, of future scheduled repayments, as of March 31, 2012:

	TL Credit Facility	TW Credit Facility	2005-1 Bonds	2011-1 Bonds	Secured Debt Facility
Twelve months ending March 31:
2013	$—	$—	$51,500	$40,000	$62,452
2014	189,000	—	51,500	40,000	83,270
2015	—	—	51,500	40,000	83,270
2016	—	—	8,583	40,000	83,270
2017 and thereafter	—	13,285	—	210,000	520,435

	$189,000	$13,285	$163,083	$370,000	$832,697

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its TL Credit Facility, TW Credit Facility, 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of March 31, 2012:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.19% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$358,640

Interest rate swap contracts with several banks, with fixed rates between 0.72% and 3.96% per annum, amortizing notional amounts, with termination dates through April 2017	503,807

Total notional amount as of March 31, 2012	$862,447

During April 2012, the Company entered into an interest rate cap contract with a bank, which caps the one-month LIBOR rate at 3.24% per annum, in a non-amortizing notional amount of $250,000 and a term from April 16, 2012 through April 23, 2012.

The Company’s interest rate swap and cap agreements had a fair value asset and liability of $15,062 and $16,110, respectively, as of March 31, 2012 and December 31, 2011, respectively, which are inclusive of counterparty risk. The Company monitors its counterparties’ credit ratings on an on-going basis and believes that they were in compliance with the related derivative agreements at March 31, 2012. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap agreements are included in interest rate swaps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of income as unrealized gains on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(6)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container ownership, Container management and Container resale. The following tables show segment information for the three months ended March 31, 2012 and 2011, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended March 31, 2012	Container Ownership	Container Management	Container Resale	Other	Eiminations	Totals
Lease rental income	$87,725	$163	$—	$—	$—	$87,888
Management fees	—	16,190	2,867	—	(12,256)	6,801
Trading container sales proceeds	—	—	11,537	—	—	11,537
Gains on sale of containers, net	11,289	—	—	—	—	11,289

Total revenue	$99,014	$16,353	$14,404	$—	$(12,256)	$117,515

Depreciation expense	$22,395	$190	$—	$—	$(1,005)	$21,580

Interest expense	$14,719	$—	$—	$—	$—	$14,719

Unrealized gains on interest rate swaps and caps, net	$1,048	$—	$—	$—	$—	$1,048

Segment income before income taxes and noncontrolling interest	$43,684	$8,044	$3,351	$(1,176)	$(2,117)	$51,786

Total assets	$2,386,741	$100,571	$10,848	$5,330	$(56,627)	$2,446,863

Purchases of long-lived assets	$156,188	$127	$—	$—	$—	$156,315

Three Months Ended March 31, 2011	Container Ownership	Container Management	Container Resale	Other	Eiminations	Totals
Lease rental income	$72,054	$305	$—	$—	$—	$72,359
Management fees	—	16,760	2,455	—	(11,531)	7,684
Trading container sales proceeds	—	—	4,765	—	—	4,765
Gains on sale of containers, net	6,394	—	—	—	—	6,394

Total revenue	$78,448	$17,065	$7,220	$—	$(11,531)	$91,202

Depreciation expense	$19,349	$202	$—	$—	$(685)	$18,866

Interest expense	$7,523	$—	$—	$—	$—	$7,523

Unrealized gains on interest rate swaps and caps, net	$2,211	$—	$—	$—	$—	$2,211

Segment income before income taxes and noncontrolling interest	$39,803	$8,268	$1,862	$(926)	$(3,580)	$45,427

Total assets	$1,837,773	$110,080	$2,419	$8,228	$(38,787)	$1,919,713

Purchases of long-lived assets	$160,000	$177	$—	$—	$—	$160,177

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container management and Container ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue are denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(7)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Credit Facility, 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility. The total balance of these restricted cash accounts was $70,969 and $45,858 as of March 31, 2012 and December 31, 2011, respectively.

(b)	Container Commitments

At March 31, 2012, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2012 in the total amount of $177,551.

(c)	Trading Container Purchase Commitments

The Company entered into an agreement in November 2011 with a shipping line to purchase up to $18,730 of containers to be resold. The agreement expires at the earlier of November 2012 or when all of the equipment has been delivered and at March 31, 2012 $4,357 of containers remain to be delivered.

(8)	Share Option and Restricted Share Unit Plan

As of March 31, 2012, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At March 31, 2012, 1,466,883 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

Share-based compensation expense for the three months ended March 31, 2012 and 2011 of $2,510 and $1,842, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of comprehensive income for share options and restricted share units awarded to employees under the 2007 Plan.

The following is a summary of activity in the Company’s 2007 Plan for the three months ended March 31, 2012:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2011	1,069,045	$18.86
Options granted during the period	10,000	$31.34
Options exercised during the period	(213,748)	$15.65
Options forfeited during the period	—	$—

Balances, March 31, 2012	865,297	$19.80

Options exercisable at March 31, 2012	405,317	$16.02

Options vested and expected to vest at March 31, 2012	831,686	$19.55

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2011	1,178,612	$15.95
Share units granted during the period	10,000	$27.88
Share units vested during the period	(365,352)	$13.96
Share units forfeited during the period	—	$—

Balances, March 31, 2012	823,260	$16.98

Share units outstanding and expected to vest at March 31, 2012	780,780	$17.90

As of March 31, 2012, $13,890 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.4 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $33.90 per share as of March 31, 2012 was $7,247. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of March 31, 2012. The aggregate intrinsic value of all options exercised during the three months ended March 31, 2012, based on the closing share price on the date each option was $3,554.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at March 31, 2012:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Exercise prices:
$7.10	64,692	$7.10	124,212	$7.10
$14.01	3,106	14.01	3,106	14.01
$16.50	254,176	16.50	254,176	16.50
$16.97	49,486	16.97	153,968	16.97
$28.26	33,857	28.26	147,491	28.26
$28.54	—	—	172,344	28.54
$31.34	—	—	10,000	31.34

	405,317	$16.20	865,297	$19.80

The weighted average contractual life of share options exercisable and share options outstanding as of March 31, 2012 was 6.2 years and 7.4 years, respectively.

(9)	Subsequent Events

Dividend

On May 4, 2012, TGH’s board of directors approved and declared a quarterly cash dividend of $0.40 per share on TGH’s issued and outstanding common shares, payable on May 29, 2012 to shareholders of record as of May 18, 2012.

Other Subsequent Events

See Note 5 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments” for other subsequent events.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2012 (our “2011 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2011 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of over 1.6 million containers, representing over 2.4 million TEU as of March 31, 2012. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 141,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold an average of more than 80,000 containers per year for the last five years to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2012, we owned containers accounting for approximately 59% of our fleet.

•

Container Management. As of March 31, 2012, we managed containers on behalf of 17 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. We also supply leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military. As of March 31, 2012, managed containers account for approximately 41% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of March 31, 2012:

	Standard Dry Freight	Refrigerated	Other Specialized	Total	Percent of Total Fleet
Owned	1,383,983	35,249	36,034	1,455,266	58.5%
Managed	1,005,819	14,811	11,133	1,031,763	41.5%

Total fleet	2,389,802	50,060	47,167	2,487,029	100.0%

Our fleet as of March 31, 2012 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	74.6%
Master leases	18.3%
Direct financing and sales-type leases	3.9%
Spot leases	3.2%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2012 and 2011:

	Standard Dry	Standard Dry
	Three months ended March 31,
	2012	2011
Utilization	96.9%	98.2%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to the Company’s definition of EBITDA and a reconciliation of net cash provided by operating activities to EBITDA for the three months ended March 31, 2012. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net (loss) income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net (loss) income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income attributable to Textainer Group Holdings Limited common shareholders, net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended March 31,
	2012	2011
	(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$49,910	$37,190
Adjustments:
Interest income	(28)	(7)
Interest expense	14,719	7,523
Realized losses on interest rate swaps and caps, net	2,550	2,642
Unrealized gains on interest rate swaps and caps, net	(1,048)	(2,211)
Income tax expense	2,323	2,614
Net (loss) income attributable to the noncontrolling interest	(447)	5,623
Depreciation expense	21,580	18,866
Amortization expense	1,306	1,758
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest	(511)	(4,156)

EBITDA	$90,354	$69,842

Net cash provided by operating activities	$52,907	$43,940
Adjustments:
Bad debt expense, net	(1,718)	(136)
Amortization of debt issuance costs	(2,418)	(1,750)
Amortization of acquired net below-market leases	33	151
Amortization of deferred revenue	2,404	1,687
Amortization of unearned income on direct financing and sales-type leases	2,861	1,920
Gains on sale of containers, net	11,289	6,394
Share-based compensation expense	(2,510)	(1,842)
Interest income	(28)	(7)
Interest expense	14,719	7,523
Realized losses on interest rate swaps and caps, net	2,550	2,642
Income tax expense	2,323	2,614
Changes in operating assets and liabilities	8,453	10,862
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest	(511)	(4,156)

EBITDA	$90,354	$69,842

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, interest expense, administrative expenses, direct operating expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2011 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2012 and 2011

The following table summarizes our total revenues for the three months ended March 31, 2012 and 2011 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between
	2012	2011	2012 and 2011
	(Dollars in thousands)
Lease rental income	$87,888	$72,359	21.5%
Management fees	6,801	7,684	(11.5%)
Trading container sales proceeds	11,537	4,765	142.1%
Gain on sale of containers, net	11,289	6,394	76.6%

Total revenues	$117,515	$91,202	28.9%

Lease rental income for the three months ended March 31, 2012 increased $15,529 (21.5%) compared to the three months ended March 31, 2011. This increase was primarily due to a 20.1% increase in our owned fleet size.

Management fees for the three months ended March 31, 2012 decreased $883 (-11.5%) compared to the three months ended March 31, 2011 due to a $639 decrease due to lower fleet performance, a $410 decrease due to a 6.9% decrease in the size of the managed fleet primarily due to the acquisition after March 31, 2011 of 175,000 TEU that were previously in our managed fleet and a $265 decrease in sales commissions, partially offset by a $431 increase from higher acquisition fees due to higher container purchases.

Trading container sales proceeds for the three months ended March 31, 2012 increased $6,772 (142.1%) compared to the three months ended March 31, 2011. This increase consisted of a $10,102 increase due to a 212.0% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a $3,330 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended March 31, 2012 increased $4,895 (76.6%) compared to the three months ended March 31, 2011, primarily due to $4,304 of net gains on sales-type leases resulting from 5,175 containers placed on sales-type leases for the three months ended March 31, 2012.

The following table summarizes our total operating expenses for the three months ended March 31, 2012 and 2011 and the percentage changes between those periods:

	2012 and 2011	2012 and 2011	2012 and 2011
	Three Months Ended March 31,		% Change Between 2012 and 2011
	2012	2011
	(Dollars in thousands)
Direct container expense	$6,060	$3,958	53.1%
Cost of trading containers sold	10,002	4,166	140.1%
Depreciation expense	21,580	18,866	14.4%
Amortization expense	1,306	1,758	(25.7%)
General and administrative expense	5,723	6,198	(7.7%)
Short-term incentive compensation expense	992	959	3.4%
Long-term incentive compensation expense	2,154	1,736	24.1%
Bad debt expense, net	1,718	136	1163.2%

Total operating expenses	$49,535	$37,777	31.1%

Direct container expense for the three months ended March 31, 2012 increased $2,102 (53.1%) compared to the three months ended March 31, 2011 primarily due to a $1,215 increase in storage expense, a $320 increase in handling expense and a $274 increase in maintenance expense.

Cost of trading containers sold for the three months ended March 31, 2012 increased $5,836 (140.1%) compared to the three months ended March 31, 2011 due to a $8,832 increase resulting from a 212.0% increase in the number of containers sold, partially offset by a $2,996 decrease resulting from a 23.0% decrease in the average cost per unit of containers sold.

Depreciation expense for the three months ended March 31, 2012 increased $2,714 (14.4%) due to a $4,848 increase resulting from an increase in fleet size and an increase in the average price of containers purchased, partially offset by a $2,134 decrease due to an increase in estimated residual values used in the calculation of depreciation expense.

Amortization expense was $1,306 and $1,758 for the three months ended March 31, 2012 and 2011, respectively. This expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Amphibious Container Leasing Limited; Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited; Capital Lease Limited, Hong Kong; and Gateway Management Services Limited.

General and administrative expense for the three months ended March 31, 2012 decreased $475 (-7.7%) compared to the three months ended March 31, 2012 primarily due to a $386 decrease in professional fees and a $157 decrease in travel costs, partially offset by an $84 increase in compensation costs.

Long-term incentive compensation expense for the three months ended March 31, 2012 increased $418 (24.1%) compared to the three months ended March 31, 2011 primarily due to an adjustment to forfeiture rates and additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2011.

Bad debt expense, net for the three months ended March 31, 2012 increased $1,582 (1163.2%) compared to the three months ended March 31, 2011, primarily due to management’s assessment during the three months ended March 31, 2012 that the financial condition of certain lessees and their ability to make required payments had deteriorated and collections on accounts during the three months ended March 31, 2011 that had previously been included in the allowance for doubtful accounts.

The following table summarizes other income (expense) for the three months ended March 31, 2012 and 2011 and the percentage changes between those periods:

	2012 and 2011	2012 and 2011	2012 and 2011
	Three Months Ended March 31,		% Change Between 2012 and 2011
	2012	2011
	(Dollars in thousands)
Interest expense	$(14,719)	$(7,523)	95.7%
Interest income	28	7	300.0%
Realized losses on interest rate swaps and caps, net	(2,550)	(2,642)	(3.5%)
Unrealized gains on interest rate swaps and caps, net	1,048	2,211	(52.6%)
Other, net	(1)	(51)	(98.0%)

Net other	$(16,194)	$(7,998)	102.5%

Interest expense for the three months ended March 31, 2012 increased $7,196 (95.7%) compared to the three months ended March 31, 2011. $4,636 of this increase was due to an increase in average debt balances of $585,125 and $2,560 of this increase was due to an increase in average variable interest rates on debt of 0.67 percentage points.

Unrealized gains on interest rate swaps and caps, net for the three months ended March 31, 2012 decreased $1,163 (-52.6%) compared to the three months ended March 31, 2011 due to a smaller decrease in the net fair value liability of interest rate swap agreements held during the three months ended March 31, 2012 compared to the decrease in the net fair value liability of interest rate swaps held during the three months ended March 31, 2011 resulting from a decrease in long-term interest rates during both periods.

The following table summarizes income tax expense and net loss (income) attributable to the noncontrolling interest for the three months ended March 31, 2012 and 2011 and the percentage changes between those periods:

	2012 and 2011	2012 and 2011	2012 and 2011
	Three Months Ended March 31,		% Change Between 2012 and 2011
	2012	2011
	(Dollars in thousands)
Income tax expense	$2,323	$2,614	(11.1%)
Net loss (income) attributable to the noncontrolling interest	$447	$(5,623)	(107.9%)

Income tax expense for the three months ended March 31, 2012 decreased $291 (-11.1%) compared to the three months ended March 31, 2011 primarily due to a lower effective tax rate.

Net loss (income) attributable to the noncontrolling interest changed from net income of $5,623 for the three months ended March 31, 2011 to a net loss of $447 for the three months ended March 31, 2012. On June 30, 2011, the Company completed a capital restructuring of its primary asset owning subsidiary, Textainer Marine Containers Limited (“TMCL”) whereby TGH’s wholly owned subsidiary, Textainer Limited (“TL”), became the sole owner and acquired the noncontrolling interest of TMCL. TL’s total ownership and voting interest in TMCL’s class A common shares before and after the capital restructuring was 75% and 100%, respectively. On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”), was formed between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by a members agreement whereby TL owns 25% and WFC owns 75% of the common shares of TW. As a result of TMCL’s capital restructuring and the formation of TW, the net loss attributable to the noncontrolling interest for the three months ended March 31, 2012 is due to a net loss recognized by TW and the net income attributable to the noncontrolling interest for the three months ended March 31, 2011 is due to net income recognized by TMCL.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three months ended March 31, 2012 and 2011 (before inter-segment eliminations) and the percentage changes between those periods:

	2012 and 2011	2012 and 2011	2012 and 2011
	Three Months Ended March 31,		% Change Between
	2012	2011	2012 and 2011
	(Dollars in thousands)
Container Ownership	$43,684	$39,803	9.8%
Container Management	$8,044	$8,268	(2.7%)
Container Resale	$3,351	$1,862	80.0%

Income before taxes attributable to the Container Ownership segment for the three months ended March 31, 2012 increased $3,881 (9.8%) compared to the three months ended March 31, 2011. This increase primarily consisted of a $15,671 increase in lease rental income and a $4,895 increase in gains on sale of containers, net, partially offset by a $7,196 increase in interest expense, a $4,003 increase in direct container expense, a $3,046 increase in depreciation expense, a $1,582 increase in bad debt expense, net and a $1,163 decrease in unrealized gains on interest rate swaps and caps, net.

Income before taxes attributable to the Container Management segment for the three months ended March 31, 2012 decreased $224 (-2.7%) compared to the three months ended March 31, 2011. This decrease primarily consisted of a $570 decrease in management fees, which included a $708 decrease in acquisition fees, partially offset by a $394 decrease in amortization expense.

Income before taxes attributable to the Container Resale segment for the three months ended March 31, 2012 increased $1,489 (80.0%) compared to the three months ended March 31, 2011. This increase consisted primarily of a $932 increase in gains on container trading, net primarily resulting from a higher volume of trading containers sales and a $412 increase in sales commissions due to a higher volume of managed container sales and an increase in average managed container sales prices.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 63% of our direct container expenses for the three months ended March 31, 2012 were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. During the three months ended March 31, 2012 and 2011, our operating expenses paid in foreign currencies were spread among 18 and 17 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2012, we had cash and cash equivalents of $76,426. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”), (4) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (5) borrowings under the revolving credit facility extended to TL (the “TL Credit Facility”). As of March 31, 2012, we had the following outstanding borrowings and borrowing capacities under the TL Credit Facility, the revolving credit facility extended to our joint venture, TW (“TW Credit Facility”), the Secured Debt Facility, and TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and the 2011-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
TL Credit Facility	$189,000	$16,000	$205,000	$189,000	$16,000	$205,000
TW Credit Facility	13,285	411,715	425,000	13,285	—	13,285
Secured Debt Facility	832,697	17,303	850,000	832,697	—	832,697
2005-1 Bonds	163,084	—	163,084	163,084	—	163,084
2011-1 Bonds	370,000	—	370,000	370,000	—	370,000

Total	$1,568,066	$445,018	$2,013,084	$1,568,066	$16,000	$1,584,066

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2012, cumulative earnings of approximately $55,628 would be subject to income taxes of approximately $16,904 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit markets in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been materially impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit market.

The TL Credit Facility, the TW Credit Facility, the Secured Debt Facility, the 2005-1 Bonds and the 2011-1 Bonds require us to comply with certain financial covenants. As of March 31, 2012, we believe we were in compliance with all of the applicable financial covenants.

On May 4, 2012, TGH’s board of directors approved and declared a quarterly cash dividend of $0.40 per share on TGH’s issued and outstanding common shares, payable on May 29, 2012 to shareholders of record as of May 18, 2012.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2012 and 2011:

	2012 and 2011	2012 and 2011
	Three Months Ended March 31,
	2012	2011
	(Dollars in thousands)
Net income	$49,463	$42,813
Adjustments to reconcile net income to net cash provided by operating activities	3,444	1,127

Net cash provided by operating activites	52,907	43,940
Net cash used in investing activities	(73,459)	(108,178)
Net cash provided by financing activities	22,085	97,045
Effect of exchange rate changes	77	82

Net increase in cash and cash equivalents	1,610	32,889
Cash and cash equivalents, beginning of year	74,816	57,081

Cash and cash equivalents, end of the period	$76,426	$89,970

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2012 increased $8,967 (20.4%) compared to the three months ended March 31, 2011 primarily due to an increase in income from operations primarily resulting from an increase in the owned fleet size due to the purchase of new containers.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2012 decreased $34,719 (-32.1%) compared to the three months ended March 31, 2011 primarily due to a lower amount of container purchases, partially offset by lower proceeds from the sale of containers and fixed assets and a higher receipt of principal payments on direct financing and sales-type leases.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2012 decreased $74,960 (-77.2%) compared to the three months ended March 31, 2011 primarily due to a $99,500 decrease in net proceeds from our Secured Debt Facility, a $25,111 decrease in restricted cash for the three months ended March 31, 2012 compared to a $9,438 decrease in restricted cash for the three months ended March 31, 2011, a $10,000 increase in principal payments on bonds payable resulting from the issuance of the 2011-1 Bonds, a $4,173 increase in dividends paid and a $1,505 decrease in proceeds from the issuance of common shares upon the exercise of share options, partially offset by a $54,238 increase in net proceeds from our TL and TW Credit Facilities, capital contributions from noncontrolling interest of $1,492 during the three months ended March 31, 2012 and a $506 decrease in debt issuance costs.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2012:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2013	2014	2015	2016	2017	2018 and thereafter
			(Dollars in thousands) (Unaudited)
Total debt obligations:
TL Credit Facility	$189,000	$—	$189,000	$—	$—	$—	$—
TW Credit Facility	13,285	—	—	—	—	—	13,285
Secured Debt Facility	832,697	62,452	83,270	83,270	83,270	83,270	437,165
2005-1 Bonds	163,083	51,500	51,500	51,500	8,583	—	—
2011-1 Bonds	370,000	40,000	40,000	40,000	40,000	40,000	170,000
Interest on obligations (1)	223,472	45,046	38,019	33,092	28,402	23,966	54,947
Interest rate swap payables (2)	18,355	9,662	5,341	2,672	668	12	—
Office lease obligations	6,990	1,481	1,414	1,431	1,357	1,048	259
Container commitments	177,551	177,551	—	—	—	—	—

Total contractual obligations	$1,994,433	$387,692	$408,544	$211,965	$162,280	$148,296	$675,656

(1)	Assuming an estimated current interest rate of London Inter Bank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.95%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.24%, for all periods, for all interest rate contracts outstanding as of March 31, 2012.

2012-1 Bond Offering

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”), at a discount of $50, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at issuance, and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to the payment date occurring in April 15, 2014. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of its Secured Debt Facility, and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

TMCL II Secured Debt Facility

In May 2012, Textainer Marine Containers II Limited (“TMCL II”), a new asset owning subsidiary wholly owned by TL, entered into a securitization facility (“TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and acquired a portion of containers owned by TMCL. TMCL used the proceeds it received from TMCL II for the containers to terminate its Secured Debt Facility. The TMCL II Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (currently set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility will partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. If the TMCL II Secured Debt

Facility, is not refinanced or renewed prior to the Conversion Date, the interest rate will increase based on pre-agreed terms during the five year period that follows.

Off Balance Sheet Arrangements

As of March 31, 2012, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2011 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2011 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2011 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2012, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2011 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $503,807 as of March 31, 2012, with termination dates between May 15, 2012 and April 15, 2017. Through the interest rate swap agreements we have obtained fixed rates between 0.72% and 3.96%. The net fair value liability of these agreements was $15,062 and $16,110 as of March 31, 2012 and December 31, 2011, respectively.

The notional amount of the interest rate cap agreements was $358,640 as of March 31, 2012, with termination dates between April 16, 2012 and November 16, 2015.

Based on the debt balances and derivative instruments as of March 31, 2012, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $8,402, an increase in interest expense of $3,867 and a decrease in realized losses on interest rate swaps and caps, net of $1,285.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2012, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2011 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2011 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer